EXHIBIT

Estre Ambiental Announces Full Year 2017 Earnings Release
Date and Conference Call Details

SÃO PAULO, June 14, 2018 - Estre Ambiental, Inc. (NASDAQ: ESTR), (the “Company” or “Estre”), one of the leading waste management companies in Brazil and Latin America, announced today that it will issue its full year 2017 results before the market opens on Wednesday, June 20, 2018. Management plans to host an investor conference call that same day to discuss the results at 8:30 a.m. EDT. The conference call will consist of prepared remarks from the Company and will include a question and answer session.
Investors may access the conference call by dialing 877-407-0792 toll free in the U.S. or 1-201-689-8263 internationally. A replay of the call will be available through June 27, 2018 by dialing 844-512-2921 toll free in the U.S. or 1-412-317-6671 internationally, using conference ID 13679719.

About Estre
Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in six Brazilian states where approximately 45% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add  four additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements
This press release may contain forward-looking statements. These statements are not historical facts, and are based on management's current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management policies and procedures, including operational risk; and litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts
Investor Relations
ir@estre.com.br
+55 11 3709-2358

Media Relations
press@estre.com.br

+55 11 3709-2421